L'OREAL

International Financial Information Direction
41 rue Martre
92117 CLICHY Cedex - France
Tel. : + 33 1 47 56 83 45 – Fax : + 33 1 47 56 86 42

FAX

To :		From :	I.F.I.D.
Company :	S.E.C.	Page(s) :	2 (this one included)
Fax :	+ 1 202 942 9624	Date :	10th May 2004
Subject :	News Release	CC :	

Message :

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

dlw 5/17

B.A.L.O. (Paris)
10-05-2004

L'OREAL

Société anonyme au capital de 135 212 432 €
Siège social : 14, rue Royale, 75008 PARIS
632 012 100 R.C.S. Paris

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de Commerce, il est précisé que lors de l'assemblée générale ordinaire de la société ci dessus désignée réunie le 29 Avril 2004, le nombre total de droits de vote existant était de 650 080 460

F.H

L'ORÉAL

RECEIVED

2004 MAY 13 A 9:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

10th May, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the French BALO (Paris) of Monday 10th May, 2004

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

B.A.L.O. (Paris)
10 - 05 - 2004

L'OREAL

Société anonyme au capital de 135 212 432 €
Siège social : 14, rue Royale, 75008 PARIS
632 012 100 R.C.S. Paris

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de Commerce, il est précisé que lors de l'assemblée générale ordinaire de la société ci dessus désignée réunie le 29 Avril 2004, le nombre total de droits de vote existant était de 650 080 460

F.H